

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2024

Eric Israel
General Counsel
Keypath Education International, Inc.
1501 Woodfield Rd, Suite 204N
Schaumburg, IL 60173

> **Re: Keypath Education International, Inc.**
> **Schedule 13E-3 filed June 25, 2024**
> **File No. 005-94544**
> **Preliminary Proxy Statement on Schedule 14A filed June 25, 2024**
> **File No. 000-56641**

Dear Eric Israel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All page references are to the preliminary proxy statement.

Schedule 13E-3 and Preliminary Proxy Statement filed on June 25, 2024
Background of the Merger, page 23

1.   Refer to the second whole paragraph on page 25. Please indicate whether the Sponsor's financial advisor ultimately did assist the Company in preparing a financial projection model and if so, how it was utilized by the Company. With a view to improved disclosure, please advise what consideration was given to identifying the Sponsor's financial advisor.

2.   Disclosure in the penultimate paragraph on page 28 indicates that "[o]n April 25, 2024, the Company delivered an updated set of projections to BMO for use in their fairness analysis." Please disclose the differences between the original set of projections and the updated set that is disclosed on page 47.

<u>Position of the Parent Parties and the Rollover Stockholders as to the Fairness of the Merger, page 42</u>

3.   We note the disclosure in the first paragraph of this section including the statements that "[u]nder the SEC rules governing 'going-private' transactions, each of the Parent Parties and the Rollover Stockholders is an affiliate of the Company and, therefore, required to express its beliefs as to the fairness of the Merger to the Company's 'unaffiliated security holders' (as defined under Rule 13e-3 under the Exchange Act)" and that "…the Rollover Stockholders are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act." We also note that:

- Messrs. Fireng and O'Hare have entered into certain rollover agreements with TopCo pursuant to which they have agreed to exchange shares of Common Stock for equity interests in TopCo on or prior to the Closing;

- Mr. Fireng is expected to remain director and Messrs. Fireng and O'Hare are expected to remain officers of the Surviving Corporation; and

- Mr. Fireng may participate in a new Topco equity incentive program pursuant to which Mr. Fireng will receive an award of "profit interests" equal to 5% of the fully-diluted equity of Topco.

It appears that the Management Rollover Stockholders are engaged in the Rule 13e-3 transaction and should be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. Please revise or advise. Refer to Compliance and Disclosure Interpretation 201.05 for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. In responding to this comment, please provide in your response letter an estimate of the percentage of fully diluted equity interests of Parent which Messrs. Fireng and O'Hare will indirectly hold, as currently indicated by blanks located in the last paragraph on page 49.

4.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Board has expressly adopted the Special Committee's analyses, conclusions and unanimous determination as to fairness and that the Parent Parties and the Rollover Stockholders have expressly adopted the analyses and resulting conclusions of the Board and the Special Committee. However, it does not appear that such analyses include the factors described in clauses (iv) or (viii) of the Instructions to Item 1014 or explain why such factors were not deemed material or relevant to either the Board's or the Parent Parties' and the Rollover Stockholders' fairness determinations. Please also note that the last sentence in the penultimate paragraph on page 35 disclosing that "the Special Committee considers the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations" does not address the factor described in clause (iv). Refer to Item 1014(b) of Regulation M-A.

Certain Financial Projections, page 46

5.   Disclosure on page 46 indicates that "the Company Financial Projections reflect numerous assumptions and estimates…" Please revise to disclose such assumptions and quantify where practicable.

The Company's Net Book Value and Net Loss, page 50

6.   The table currently has blanks for "Ownership Interest After the Merger." Please provide in your response letter the current estimate of such interests.

Effects of the Merger, page 62

7.   Please revise the disclosure to describe the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Perry Hindin at 202-551-3444.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Mergers & Acquisitions

cc: Mark D. Wood